

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Robert L. Howard-Anderson
Chief Executive Officer
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, California 93117

  Re: Occam Networks, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 24, 2010
    File No. 001-33069

Dear Mr. Howard-Anderson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business

Overview, page 2

1. You state that you have operations in areas of the Middle East and Africa. Iran, Sudan and Syria, countries located in those regions, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated operations in, or other contacts with, Iran, Sudan, and Syria, whether through subsidiaries, distributors, or other direct or indirect

arrangements. Your response should describe any products, technology, or services you have provided to Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

Item 4A. Executive Officers of the Registrant, page 37

2.   Please provide a chronologically complete description of the business experience for Jeanne Seeley during the past five years. In this regard, disclose the dates that Ms. Seeley served as chief financial officer and chief administrative officer of Access Co., Ltd. We note that the Form 8-K filed on May 8, 2008 states that she worked at Access Co., Ltd. from 2005 to 2007. Also disclose her employment history from 2007 to May 2008. See Item 401 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

3.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance, you disclose that revenues decreased by 15.33% from 2008 to 2009 due to the global economic recession and credit contraction and a continued delay in your customer purchase decisions, but you do not quantify the impact of those factors. Tell us your consideration of providing disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 34-48960.

Executive Compensation and Related Information (Incorporated by Reference from the Definitive Proxy Statement filed on April 8, 2010)

4.   We note your disclosure that your compensation committee "oversees risks related to compensation policies and practices." In the response letter, please tell us whether you believe your compensation policies and practices are not reasonably likely to have a material adverse effect on the company and describe the process you undertook to reach that conclusion. Item 402(s) of Regulation S-K.

Equity Incentive Compensation, page 38

5.   You state that in August 2009 the compensation committee approved the grant of stock options and restricted stock units with "performance-based vesting milestones" to your named executive officers and that in February 2010 your

compensation and audit committee determined that each of the financial performance metrics had been achieved. Please discuss each "performance-based vesting milestone" for the named executive officers and explain how you determined that each of the financial performance metrics had been achieved. To the extent that individual performance objectives were considered, please disclose the individual performance criteria.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

6. We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations, which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

Note 2. Summary of Significant Accounting Policies

Cash Equivalents, page F-8

7. We note from your disclosures on page F-14 that your cash and cash equivalents consist of money market accounts as of December 31, 2009. Please further clarify the nature of these money market accounts.

Revenue Recognition, page F-10

8. We note that you early adopted ASU 2009-13 revenue recognition guidance in the fourth quarter of fiscal 2009 on a prospective basis to allow for the use of the best estimated selling price in addition to vendor specific objective evidence and third-party evidence for determining the selling price of a deliverable. Please tell us how you believe your existing disclosures comply with the disclosures required by FASB ASC 605-25-50 and FASB ASC 605-25-65.

9.   We note the use of ESP was applied to a small portion of your arrangements. Please clarify whether that portion was materially small with respect to the dollar impact.

Note 13. Commitments and Contingencies, page F-30

10.   We note that you entered into a settlement agreement in connection with the 2007 Class Action Lawsuit for which you agreed to contribute $1.7 million and the balance of the settlement will be paid by insurers and all other defendants. We further note that you have not recorded any accrual related to the IPO Allocation Litigation and IPO Short Swing Litigation due to uncertainties associated with the litigation and because you expect any settlement amounts will be covered by insurance. Please explain your consideration of FASB ASC 450-20-25-2 and FASB ASC 450-20-50-3 regarding your accounting for and disclosures of the litigation. Also, tell us how you considered the guidance in ASC 210-20-45 to evaluate your loss contingencies and expected insurance recoveries separately for accounting and disclosure purposes.

Exhibits

11.   We note that Goldfield Telecom, a value-added reseller and network operator, accounted for 13% of your revenue for the year ended December 31, 2009. Please tell us what consideration you gave to filing any agreements with Goldfield Telecom pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, please address whether your business is substantially dependent upon any contract with this customer.

12.   You state that you rely on a "small number of contract manufacturers to build" your products and, in particular, rely on AsteelFlash Group (formerly Flash Electronics) for the manufacture of the BLC 6000 blade products. Please tell us what consideration you have given to filing agreements with these contract manufacturers. We note your disclosure on page 26 that you do not have long-term supply contracts with your contract manufacturers but we also note your disclosure on page F-29 that you have contract manufacturer agreements that require a purchase commitment.

13.   We note that you have incorporated by reference the offer letter for Jeanne Seeley but were unable to locate the offer letters for the other named executive officers. Please advise. In addition, please tell us whether the employment agreement dated February 13, 2002 for Robert L. Howard-Anderson (Exhibit 10.6) is still in effect. It appears that this agreement relates to Mr. Howard-Anderson's former position as Senior Vice President of Product Operations, rather than his current position as Chief Executive Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney at (202) 551-3453 or Matt Crispino, Senior Staff Attorney at (202) 551-3456. Please contact me with any other questions at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant